FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2016

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1. 2.	Other News Schedule of ICICI Securities: Fourteenth Annual Investor Conference held in Singapore and Hong Kong

OTHER NEWS

Sub: Disclosures under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Company’) Report on Form 6-K

Pursuant to the provisions of Indian Listing Regulations notified by SEBI, we have disclosed to the stock exchanges in India, the schedule of ICICI Securities: Fourteenth Annual Investor Conference held in Singapore and Hong Kong on February 1, 2016 and February 3, 2016 respectively. At this conference senior management of the Bank met the investors.

You are requested to take note of above and arrange to bring it to the notice of all concerned.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: “Landmark” Race Course Circle, Vadodara 390007. India

ICICI Securities: Fourteenth Annual Investor Conference,

Singapore: February 1, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	GIC
2.	One-on-one	Wellington
3.	One-on-one	T Rowe Price
4.	One-on-one	Aberdeen
5.	One-on-one	East Spring
6.	One-on-one	UBS Asset Management
7.	Group	Amansa
8.	Group	Kotak
9.	Group	Treeline
10.	Group	Neuberger
11.	Group	Lion Global
12.	Group	Pheim
13.	Group	Broadpeak
14.	Group	Prince Street
15.	Group	Somerset
16.	Group	Indea Capital
17.	Group	UOB Asset
18.	Group	Target Asset
19.	Group	Lazard
20.	Group	Havenport
21.	Group	Manulife
22.	Group	MFS
23.	Group	Threadneedle
24.	Group	Helios
25.	Group	Natixis

ICICI Securities: Fourteenth Annual Investor Conference,

Hong Kong: February 3, 2016

Sr. No.	Type of meeting	Attendees: Fund/firm

Sr. No.	Type of meeting	Attendees: Fund/firm
1.	One-on-one	FMR
2.	Group	Ward Ferry
3.	Group	Merrill Lynch Asia
4.	Group	Highbridge
5.	Group	Cathay Conning Asset Management
6.	Group	Hamon Asset Management
7.	Group	Samsung Asset
8.	Group	Trinitus
9.	Group	Sumitomo Mitsui Asset Management
10.	Group	Allard Partners
11.	Group	Janchor
12.	Group	Oasis
13.	Group	City National Rochdale
14.	One-on-one	JFAM
15.	Group	MIRAE
16.	Group	Pureheart Capital
17.	Group	Sumi Trust
18.	Group	Myriad Asset Management
19.	Group	Canada Pension Plan
20.	Group	UBP Hongkong
21.	Group	Indus Capital
22.	Group	Davidson
23.	One-on-one	Blackrock
24.	One-on-one	GEAM

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	February 5, 2016	By:	/s/ P. Sanker
			Name :	P. Sanker
			Title :	Senior General Manager (Legal) & Company Secretary